

Mail Stop 3720

February 27, 2009

Via U.S. Mail and Fax (973-630-0801)
Mr. Daniel O'Brien
Chief Financial Officer
Jackson Hewitt Tax Service Inc.
3 Sylvan Way
Parsippany, NJ 07054

      RE: Jackson Hewitt Tax Service, Inc.
                Form 10-K for Fiscal Year Ended April 30, 2008
                Filed June 30, 2008

                Form 10-Q for Fiscal Period Ended October 31, 2008
                File No. 1-32215

Dear Mr. O'Brien:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director